UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated May 24, 2024

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Meta Platforms, Inc. (the “Company” or “Meta”)
From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)
Date:	May 24, 2024
Re:	The case to vote FOR Proposal Eleven (“Report on Child Safety Impacts and Actual Harm Reduction to Children”) on Meta’s 2024 Proxy Statement

The ADL and JLens urge shareholders to vote FOR Proposal Eleven in Meta’s 2024 Proxy Statement. Proposal Eleven requests that, “within one year, the Board of Directors adopts targets and publishes annually a report (prepared at reasonable expense, excluding proprietary information) that includes quantitative metrics appropriate to assessing whether Meta has improved its performance globally regarding child safety impacts and actual harm reduction to children on its platforms.”1

As the world's largest social media company with billions of users across Facebook, Instagram, and WhatsApp, we believe Meta has an urgent responsibility to assume a leadership role in protecting young people online and in combating harmful content. Proposal Eleven would require Meta to transparently address critical issues linked to its platforms, including hate speech, negative mental health impacts on teens, sexual exploitation of minors, rampant cyberbullying, and failures to adequately safeguard children's private information.

The ADL Center for Technology & Society2 (“CTS”) is a research-driven advocacy center that works to end the proliferation of antisemitism and all forms of hate and harassment online. CTS partners with industry, civil society, government and targeted communities to expose these harms, hold technology companies accountable, and fight for just and equitable online spaces.

Online hate and harassment remain persistent and entrenched problems on social media platforms, according to CTS’ 2023 survey on online hate and harassment in America. 51% of teens ages 13 to 17 reported experiencing online harassment. Of those teens, more than half experienced that harassment on Facebook, more than any other platform, and 48% reported experiencing harassment on Instagram. For 47% of teens, online harassment also led to in person and offline harassment.3

The survey also revealed increased reports of hate and harassment across nearly all demographic groups compared to 2022, with notably high rates among LGBQ+ (47%), Black/African American (38%), Muslim (38%), and transgender (76%) respondents. Moreover, Jewish respondents were 80% more likely to worry about religious harassment while 25% avoided identifying as Jewish online.

1 Meta Platforms, Inc. "2024 Proxy Statement." U.S. Securities and Exchange Commission, https://www.sec.gov/ix?doc=/Archives/edgar/data/1326801/000132680124000034/meta-20240418.htm.

2 https://www.adl.org/research-centers/center-technology-society.

3 Anti-Defamation League. (2023). Online Hate and Harassment: The American Experience 2023. https://www.adl.org/sites/default/files/pdfs/2023-12/Online-Hate-and-Harassmen-2023_0_0.pdf.

In ADL’s recent report with the Tech Transparency Project,4 researchers simulated algorithmic recommendations using various personas. The findings revealed that on Instagram, the most virulent and hateful antisemitic content was pushed to accounts indicating they were 14 years old. These accounts promoted, among other things, Nazi propaganda, Holocaust denial, and white supremacist symbols. This underscores the platform’s role in amplifying hate and highlights the need for better policies to protect young users.

In light of the extraordinary levels of hate online, we believe that the report requested in Proposal Eleven would be a meaningful step forward from Meta’s current practice, which primarily focuses its reporting of enforcement actions as part of its Community Standards Enforcement Reports. Meta’s current quarterly reports, including reports on child endangerment, do not provide quantitative metrics that can be used to measure improvement in Meta’s enforcement, policies or products. Nor do they provide quantitative metrics that measure Meta’s performance globally regarding child safety impacts and actual harm reduction to children on its platforms.5

This gap in public goal-setting leaves Meta largely unaccountable to shareholders who believe the Company has an obligation to provide products that are safe for young people. Additionally, disclosing quantitative metrics can enable shareholders to benchmark and to measure the wellbeing of young people using its products. External researchers could assist Meta in collaboratively developing meaningful metrics and goals.

In conclusion, we believe that it is in the best interest of long-term Meta investors that the Company prioritizes the safety and well-being of its young users. The requested report in Proposal Eleven would provide much-needed transparency and accountability, allowing shareholders to assess the effectiveness of Meta's efforts to combat online hate, harassment and harm to children. Accordingly, we believe that:

A vote for Proposal Eleven is a vote in support of transparency and accountability in Meta's child safety efforts.

A vote for Proposal Eleven is a vote in support of empowering parents and guardians to keep their children safe online.

A vote for Proposal Eleven is a vote in support of combating online hate and harassment.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

4 Anti-Defamation League. (2023). Profiting from Hate: The Platform’s Ad Placement Problem. https://www.adl.org/resources/blog/profiting-hate-platforms-ad-placement-problem.

5 Anti-Defamation League. (2023). Platform Transparency Reports: Just How Transparent? https://www.adl.org/resources/blog/platform-transparency-reports-just-how-transparent.

About the Anti-Defamation League

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all.

About JLens:
JLens’ mission is to empower investors to align their capital with Jewish values and advocate for Jewish communal priorities in the corporate arena. Founded in 2012 to give the Jewish community a strategic presence in this influential arena, JLens promotes Jewish values and interests, including combating antisemitism and Israel delegitimization. More at www.jlensnetwork.org.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Meta’s instructions.